CALAMOS FINANCIAL SERVICES LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2015

Because the Company does not hold customer funds or safekeep customer securities it is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.